[Letterhead of Wachtell, Lipton, Rosen & Katz]

June 25, 2021

Via EDGAR and Courier

Office of Real Estate & Construction

Division of Corporation Finance

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Social Capital Suvretta Holdings Corp. III
Amendment No. 1 to Registration Statement on Form S-1
Filed June 9, 2021
File No. 333-256725

Dear Ms. Gorman and Ms. Mills-Apenteng:

On behalf of our client, Social Capital Suvretta Holdings Corp. III (the “Company”), set forth below is the response of the Company to the comment of the Staff of the Division of Corporation Finance (the “Staff”) set forth in your letter dated June 15, 2021 regarding Amendment No. 1 to the Company’s registration statement on Form S-1 (the “Registration Statement”) filed with the Securities and Exchange Commission on June 9, 2021. In connection with this letter responding to the Staff’s comment, the Company is today filing Amendment No. 2 to the Registration Statement (“Amendment No. 2”). In addition to submitting this letter by EDGAR, we are separately furnishing to the Staff courtesy copies of Amendment No. 2 marked to show the changes made to the Registration Statement.

For your convenience, the Staff’s comment is set forth in bold, followed by a response on behalf of the Company.

General

1. We note your revised disclosure regarding the anticipated sale of up to five percent of the securities via SoFi Securities’ online brokerage platform. Please revise the risk factor section to address separately the risks to investors that purchase through the SoFi platform, including, for instance, the risk that such purchasers may be subject to additional fees and restrictions. In this regard, please further clarify what you mean by “risks related to the technology and operation of the platform, and the publicity and the use of social media by users of the platform that [you] cannot control.” For example, does the platform fail to meet regulatory or technological safeguards? What is the nature of the risk resulting from social media?

Response: In response to the Staff’s comment, the disclosure on pages 63 and 158 of Amendment No. 2 has been revised.

U.S. Securities and Exchange Commission

June 25, 2021

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If you have any questions concerning the Registration Statement or require any additional information in connection with the filing, please do not hesitate to contact the undersigned at (212) 403-1349.

Sincerely yours,

/s/ Raaj S. Narayan
Raaj S. Narayan

cc:	Chamath Palihapitiya, Social Capital Suvretta Holdings Corp. III
Kishen Mehta, Social Capital Suvretta Holdings Corp. III
Paul D. Tropp, Ropes & Gray LLP
Patrick O’Brien, Ropes & Gray LLP